Exhibit 1

FOR IMMEDIATE RELEASE
May 16, 2005

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. receives regulatory and shareholder approval for acquisition of Heritage Community Bank of Danville, Kentucky.

Community Trust Bancorp, Inc. is pleased to announce that it has received regulatory and Heritage shareholder approval for the merger of Heritage Community Bank of Danville, Kentucky with its bank subsidiary, Community Trust Bank, Inc. The transaction is scheduled to close on June 10, 2005.

“We are looking forward to providing outstanding products and services to the existing Heritage customers and to many more individuals and business located within Boyle and surrounding counties,” said Jean R. Hale, Chairman, President and CEO of Community Trust Bancorp, Inc. “We are excited to become a part of the community and when our doors open for business on June 13, 2005 as Community Trust Bank, Inc. we will be an active participant in the continuing growth and development of the area.”

Community Trust Bancorp, Inc., with assets of $2.8 billion, is headquartered in Pikeville, Kentucky and has 72 banking locations across eastern, northern, central, and south central Kentucky, 5 banking locations in southern West Virginia, 2 loan production offices in Kentucky, and 5 trust offices across Kentucky.